NEWS RELEASE

ARROW Financial Corporation

250 Glen Street
Glens Falls, NY 12801

NASDAQ® Symbol: "AROW"
Website: arrowfinancial.com

Media Contact: Timothy C. Badger
Tel: (518) 415-4307
Fax: (518) 745-1976

Arrow's Second-Quarter Net Income Up 14.1%, Asset Quality Remains Strong

- Second-quarter net income rose $781 thousand, or 14.1%, year over year.
- Diluted earnings per share (EPS) rose $0.06, or 13.6%, from the prior-year quarter.
- Record high period-end loan portfolio balances - growth of $135.5 million, or 10.1%, year over year.
- Continued strong ratios for asset quality and capital.

GLENS FALLS, N.Y. (July 21, 2015) -- Arrow Financial Corporation (NasdaqGS® – AROW) announced operating results for the three- and six-month periods ended June 30, 2015. Net income for the second quarter of 2015 was $6.31 million, an increase of $781 thousand, or 14.1%, from net income of $5.52 million for the second quarter of 2014. Diluted earnings per share (EPS) for the quarter were $0.50, a 13.6% increase from the comparable 2014 quarter, when diluted EPS was $0.44. Return on average assets was 1.09%, and return on average equity was 12.23% for the 2015 second quarter, representing increases of 7.9% and 8.4%, respectively, from the prior-year second quarter.

Arrow President and CEO Thomas J. Murphy stated, "We are pleased to report a double-digit increase in net income for the second quarter, driven in part by continued strong loan growth. Our lending team has experienced increased activity and opportunities, especially in our southern market, producing results across all major loan segments: commercial, consumer, and residential real estate. At the same time, we have continued to maintain strong ratios for asset quality and capital. I am very proud of our team for achieving these excellent results."

The following list expands upon our second-quarter results:

Net Interest Income and Margin: In the second quarter of 2015, on a tax-equivalent basis, our net interest income increased $976 thousand, or 6.0%, compared to the second quarter of 2014. Our tax-equivalent net interest margin decreased by 2 basis points, from 3.17% in the second quarter of 2014 to 3.15% for the second quarter of 2015. The decrease in net interest margin reflected the fact that the average yield on our loan portfolio decreased more rapidly than the average cost of our interest-bearing liabilities.

Trust Assets and Related Noninterest Income: Assets under trust administration and investment management at June 30, 2015, were $1.25 billion, an increase of $32.0 million, or 2.6%, from the June 30, 2014, balance of $1.21 billion. The growth in asset balances was generally attributable to a rise in the equity markets between the periods and the addition of new accounts. Income from fiduciary activities increased by $205 thousand, or 5.4%, from $3.78 million for the first six months of 2014, to $3.98 million for the first six months of 2015.

Loan Growth: Over the six-month period ended June 30, 2015, our total loans increased by $66.4 million, or 4.7%, with increases in all three of our major loan segments: commercial, consumer, and residential real estate. At June 30, 2015, our total loan balance was up 10.1% as compared to June 30, 2014.

During the second quarter of 2015, our residential real estate loan portfolio grew $21.0 million, or 3.8%. We originated approximately $34 million of residential real estate loans during the quarter, nearly $6 million more than our originations in the comparable quarter of 2014. We also experienced continuing growth during the quarter in our consumer loan portfolio, reaching a record-high balance at period-end of $454.9 million, exceeding the June 30, 2014 balance, by $37.7 million, or 9.0%. This was primarily a result of our indirect automobile lending program. In the second quarter, we extended $52.7 million in new loans for new and used automobiles. Total outstanding commercial loans continued to grow, reaching a balance of $449.1 million on June 30, 2015, an increase of $15.9 million, or 3.7% from June 30, 2014.

Asset Quality and Loan Loss Provision: Asset quality remained strong at June 30, 2015, as measured by our comparatively low levels of nonperforming assets and net charge-offs. Nonperforming assets at June 30, 2015 were $9.1 million, an increase of $819 thousand, or 9.9%, from the prior year level. However, our nonperforming assets represented only 0.39% of total assets at period-end, versus 0.38% at June 30, 2014. Net loan losses expressed as an annualized percentage of average loans outstanding, were just 0.03% for the three-month period ended June 30, 2015, unchanged from the 2014 three-month period.

Our allowance for loan losses was $15.6 million at June 30, 2015, which represented 1.05% of loans outstanding, seven basis points below our ratio one year earlier and five basis points below our ratio at December 31, 2014. Our provision for loan losses for the second quarter of 2015 was $70 thousand, down by $435 thousand from the provision for the comparable 2014 quarter. The decreased size of our provision and reduction in our coverage ratio reflect the strong quality of our loan portfolio.

Cash and Stock Dividends: We distributed a cash dividend of $0.25 per share to stockholders in the second quarter of 2015. The cash dividend was 2% higher than the cash dividend paid in the second quarter of 2014, as adjusted for our 2% stock dividend distributed in September 2014.

Insurance Agency Operations: Insurance commission income increased from $2.3 million for the second quarter of 2014 to $2.4 million for the second quarter of 2015, or 4.3%.

Capital: Total stockholders' equity was a record $206.9 million at period-end, an increase of $9.3 million, or 4.7%, above the June 30, 2014, amount. Effective January 1, 2015, the new bank regulatory capital standards for U.S. banking organizations revised the risk weighting of certain assets and added a new risk-weighted capital measure Common Equity Tier 1 (CET1). These new regulatory standards did not have a material impact on our capital ratios, which remained strong at quarter-end. We estimate that Arrow's regulatory capital ratios at June 30, 2015, calculated under the new standards were as follows: Tier 1 leverage ratio 9.41%; CET1 ratio 13.12%; Tier 1 risk-based capital ratio 14.46%; and total risk-based capital ratio 15.51%. All of our regulatory capital ratios, at the holding company and subsidiary bank levels, as calculated under the new standards, continue to significantly exceed the new regulatory thresholds for "well capitalized" institutions, which is the highest current regulatory category.

Industry Recognition: The Company was recently included on American Banker's "Midtier Performers" list, ranking 31st out of almost 200 financial institutions based on three-year return on average equity (ROAE). Arrow had a three-year ROAE of 12.26% and was the only New York State Capital Region bank to appear in the top 40. The list included 191 public and private financial institutions with assets between $2 billion and $10 billion.

In addition, Arrow's two banking subsidiaries were each recognized again as a 5-Star Superior Bank by BauerFinancial, Inc., a national bank rating and research firm, based on March 31, 2015, financial data. Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company have each earned this designation for the past 33 and 25 quarters, respectively.

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, New York, serving the financial needs of northeastern New York. The Company is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company. Other subsidiaries include North Country Investment Advisers, Inc.; three property and casualty insurance agencies: Loomis & LaPann, Inc., Upstate Agency, LLC, and McPhillips Insurance Agency, a division of Glens Falls National Insurance

Agencies, LLC; and Capital Financial Group, Inc., an insurance agency specializing in the sale and servicing of group health plans.

In addition to presenting information in conformity with accounting principles generally accepted in the United States of America (GAAP), this news release contains financial information determined by methods other than GAAP (non-GAAP). The following measures used in this release, which are commonly utilized by financial institutions, have not been specifically exempted by the Securities and Exchange Commission ("SEC") and may constitute "non-GAAP financial measures" within the meaning of the SEC's rules. Certain non-GAAP financial measures include: tangible equity, return on tangible equity, tax-equivalent adjustment and related net interest income - tax equivalent, and the efficiency ratio. Management believes that the non-GAAP financial measures disclosed by the Company from time to time are useful in evaluating the Company's performance and that such information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Our non-GAAP financial measures may differ from similar measures presented by other companies. See the reconciliation of GAAP to non-GAAP measures in the section "Select Quarterly Information."

The information contained in this news release may contain statements that are not historical in nature but rather are based on management's beliefs, assumptions, expectations, estimates and projections about the future. These statements may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, involving a degree of uncertainty and attendant risk. In the case of all forward-looking statements, actual outcomes and results may differ materially from what the statements predict or forecast, explicitly or by implication. The Company undertakes no obligation to revise or update these forward-looking statements to reflect the occurrence of unanticipated events. This News Release should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2014, and our other filings with the Securities and Exchange Commission.

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Amounts - Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2015	2014	2015	2014
INTEREST AND DIVIDEND INCOME				
Interest and Fees on Loans	$ 13,939	$ 13,202	$ 27,589	$ 25,976
Interest on Deposits at Banks	26	16	47	29
Interest and Dividends on Investment Securities:				
Fully Taxable	2,013	2,041	3,957	4,049
Exempt from Federal Taxes	1,429	1,436	2,804	2,907
Total Interest and Dividend Income	17,407	16,695	34,397	32,961
INTEREST EXPENSE				
NOW Accounts	338	495	668	959
Savings Deposits	182	226	349	445
Time Deposits of $100,000 or More	88	201	178	431
Other Time Deposits	185	359	387	750
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	5	5	10	9
Federal Home Loan Bank Advances	301	127	451	272
Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts	144	142	286	283
Total Interest Expense	1,243	1,555	2,329	3,149
NET INTEREST INCOME	16,164	15,140	32,068	29,812
Provision for Loan Losses	70	505	345	963
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	16,094	14,635	31,723	28,849
NONINTEREST INCOME				
Income From Fiduciary Activities	2,051	1,906	3,984	3,779
Fees for Other Services to Customers	2,334	2,377	4,573	4,571
Insurance Commissions	2,367	2,293	4,506	4,737
Net Gain (loss) on Securities Transactions	16	(27)	106	(27)
Net Gain on Sales of Loans	120	166	252	289
Other Operating Income	556	304	879	556
Total Noninterest Income	7,444	7,019	14,300	13,905
NONINTEREST EXPENSE				
Salaries and Employee Benefits	8,186	7,880	15,878	15,522
Occupancy Expenses, Net	2,344	2,316	4,831	4,657
FDIC Assessments	296	282	576	555
Other Operating Expense	3,557	3,259	7,053	6,469
Total Noninterest Expense	14,383	13,737	28,338	27,203
INCOME BEFORE PROVISION FOR INCOME TAXES	9,155	7,917	17,685	15,551
Provision for Income Taxes	2,850	2,393	5,525	4,707
NET INCOME	$ 6,305	$ 5,524	$ 12,160	$ 10,844
Average Shares Outstanding [1]:				
Basic	12,633	12,595	12,633	12,599
Diluted	12,669	12,616	12,670	12,621
Per Common Share:				
Basic Earnings	$ 0.50	$ 0.44	$ 0.96	$ 0.86
Diluted Earnings	0.50	0.44	0.96	0.86

[1] Share and per share data have been restated for the September 29, 2014, 2% stock dividend.

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and Per Share Amounts - Unaudited)

	June 30, 2015	December 31, 2014	June 30, 2014
ASSETS			
Cash and Due From Banks	$ 31,438	$ 35,081	$ 35,351
Interest-Bearing Deposits at Banks	13,699	11,214	16,459
Investment Securities:			
Available-for-Sale	391,817	366,139	366,848
Held-to-Maturity (Approximate Fair Value of $328,361 at June 30, 2015; $308,566 at December 31, 2014; and $304,259 at June 30, 2014)	324,116	302,024	297,437
Other Investments	6,470	4,851	4,583
Loans	1,479,670	1,413,268	1,344,124
Allowance for Loan Losses	(15,574)	(15,570)	(15,036)
Net Loans	1,464,096	1,397,698	1,329,088
Premises and Equipment, Net	28,570	28,488	28,465
Goodwill	22,003	22,003	22,003
Other Intangible Assets, Net	3,369	3,625	3,865
Other Assets	47,793	46,297	48,952
Total Assets	$ 2,333,371	$ 2,217,420	$ 2,153,051
LIABILITIES			
Noninterest-Bearing Deposits	$ 325,046	$ 300,786	$ 286,735
NOW Accounts	904,893	871,671	820,589
Savings Deposits	547,706	524,648	523,626
Time Deposits of $100,000 or More	58,284	61,797	70,600
Other Time Deposits	136,555	144,046	159,116
Total Deposits	1,972,484	1,902,948	1,860,666
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	24,273	19,421	16,896
Federal Home Loan Bank Overnight Advances	29,500	41,000	24,000
Federal Home Loan Bank Term Advances	55,000	10,000	10,000
Junior Subordinated Obligations Issued to Unconsolidated Subsidiary Trusts	20,000	20,000	20,000
Other Liabilities	25,167	23,125	23,873
Total Liabilities	2,126,424	2,016,494	1,955,435
STOCKHOLDERS' EQUITY			
Preferred Stock, $5 Par Value; 1,000,000 Shares Authorized			
Common Stock, $1 Par Value; 20,000,000 Shares Authorized (17,079,376 Shares Issued at June 30, 2015 and at December 31, 2014 and 16,744,486 Shares Issued June 30, 2014)	17,079	17,079	16,744
Additional Paid-in Capital	240,243	239,721	230,131
Retained Earnings	35,303	29,458	32,132
Unallocated ESOP Shares (58,606 Shares at June 30, 2015; 71,748 Shares at December 31, 2014; and 74,845 Shares at June 30, 2014)	(1,200)	(1,450)	(1,550)
Accumulated Other Comprehensive Loss	(7,171)	(7,166)	(3,489)
Treasury Stock, at Cost (4,397,740 Shares at June 30, 2015; 4,386,001 Shares at December 31, 2014; and 4,319,587 Shares at June 30, 2014)	(77,307)	(76,716)	(76,352)
Total Stockholders' Equity	206,947	200,926	197,616
Total Liabilities and Stockholders' Equity	$ 2,333,371	$ 2,217,420	$ 2,153,051

Arrow Financial Corporation
Selected Quarterly Information
(Dollars In Thousands, Except Per Share Amounts - Unaudited)

Quarter Ended	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Net Income	$ 6,305	$ 5,855	$ 6,369	$ 6,147	$ 5,524
Transactions Recorded in Net Income (Net of Tax):					
Net Gain (Loss) on Securities Transactions	10	55	—	83	(16)
Share and Per Share Data:[1]					
Period End Shares Outstanding	12,623	12,635	12,622	12,605	12,597
Basic Average Shares Outstanding	12,633	12,633	12,614	12,606	12,595
Diluted Average Shares Outstanding	12,669	12,671	12,655	12,621	12,616
Basic Earnings Per Share	$ 0.50	$ 0.46	$ 0.50	$ 0.49	$ 0.44
Diluted Earnings Per Share	0.50	0.46	0.50	0.49	0.44
Cash Dividend Per Share	0.25	0.25	0.25	0.25	0.25
Selected Quarterly Average Balances:					
Interest-Bearing Deposits at Banks	37,303	30,562	58,048	15,041	22,486
Investment Securities	701,329	673,753	664,334	653,702	712,088
Loans	1,456,534	1,422,005	1,401,601	1,361,347	1,328,639
Deposits	1,983,647	1,949,776	1,962,698	1,861,115	1,900,399
Other Borrowed Funds	99,994	69,034	56,185	67,291	60,900
Shareholders' Equity	206,831	202,552	202,603	199,518	196,478
Total Assets	2,316,427	2,248,054	2,247,576	2,154,307	2,183,611
Return on Average Assets, annualized	1.09%	1.06%	1.12%	1.13%	1.01%
Return on Average Equity, annualized	12.23%	11.72%	12.47%	12.22%	11.28%
Return on Tangible Equity, annualized [2]	13.94%	13.42%	14.28%	14.04%	12.99%
Average Earning Assets	$2,195,166	$2,126,320	$2,123,983	$ 2,030,090	$ 2,063,213
Average Paying Liabilities	1,770,023	1,713,253	1,716,699	1,626,327	1,680,149
Interest Income, Tax-Equivalent[3]	18,501	18,073	18,213	17,834	17,837
Interest Expense	1,243	1,086	1,219	1,399	1,555
Net Interest Income, Tax-Equivalent[3]	17,258	16,987	16,994	16,435	16,282
Tax-Equivalent Adjustment[3]	1,094	1,083	1,073	1,074	1,142
Net Interest Margin, annualized [3]	3.15%	3.24%	3.17%	3.21%	3.17%
Efficiency Ratio Calculation: [4]					
Noninterest Expense	$ 14,383	$ 13,955	$ 13,299	$ 13,526	$ 13,737
Less: Intangible Asset Amortization	(80)	(91)	(94)	(94)	(94)
Net Noninterest Expense	$ 14,303	$ 13,864	$ 13,205	$ 13,432	$ 13,643
Net Interest Income, Tax-Equivalent	$ 17,258	$ 16,987	$ 16,994	$ 16,435	$ 16,282
Noninterest Income	7,444	6,856	7,060	7,351	7,019
Less: Net Securities (Gain) Loss	(16)	(90)	—	(137)	27
Net Gross Income	$ 24,686	$ 23,753	$ 24,054	$ 23,649	$ 23,328
Efficiency Ratio	57.94%	58.37%	54.90%	56.80%	58.48%
Period-End Capital Information:					
Total Stockholders' Equity (i.e. Book Value)	$ 206,947	$ 204,965	$ 200,926	$ 200,089	$ 197,616
Book Value per Share	16.39	16.22	15.92	15.87	15.69
Goodwill and Other Intangible Assets, net	25,372	25,492	25,628	25,747	25,868
Tangible Book Value per Share [2]	14.38	14.20	13.89	13.83	13.63
Capital Ratios:[5]					
Tier 1 Leverage Ratio	9.41%	9.57%	9.44%	9.68%	9.39%
Common Equity Tier 1 Capital Ratio	13.12%	13.27%	N/A	N/A	N/A
Tier 1 Risk-Based Capital Ratio	14.46%	14.65%	14.47%	14.41%	14.49%
Total Risk-Based Capital Ratio	15.51%	15.73%	15.54%	15.48%	15.57%
Assets Under Trust Administration and Investment Management	$1,246,849	$1,254,823	$1,227,179	$ 1,199,930	$ 1,214,841

Arrow Financial Corporation
Selected Quarterly Information - Continued
(Dollars In Thousands, Except Per Share Amounts - Unaudited)

Footnotes:

1. Share and Per Share Data have been restated for the September 29, 2014, 2% stock dividend.

2. Tangible Book Value and Tangible Equity exclude goodwill and other intangible assets, net from total equity. These are non-GAAP financial measures which we believe provide investors with information that is useful in understanding our financial performance.

	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Total Stockholders' Equity (GAAP)	$ 206,947	$ 204,965	$ 200,926	$ 200,089	$ 197,616
Less: Goodwill and Other Intangible assets, net	25,372	25,492	25,628	25,747	25,868
Tangible Equity (Non-GAAP)	$ 181,575	$ 179,473	$ 175,298	$ 174,342	$ 171,748
Period End Shares Outstanding	12,623	12,635	12,622	12,605	12,597
Tangible Book Value per Share (Non-GAAP)	$ 14.38	$ 14.20	$ 13.89	$ 13.83	$ 13.63

3. Net Interest Margin is the ratio of our annualized tax-equivalent net interest income to average earning assets. This is also a non-GAAP financial measure which we believe provides investors with information that is useful in understanding our financial performance.

	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Net Interest Income (GAAP)	$ 16,164	$ 15,904	$ 15,921	$ 15,361	$ 15,140
Add: Tax-Equivalent adjustment (Non-GAAP)	1,094	1,083	1,073	1,074	1,142
Net Interest Income - Tax Equivalent (Non-GAAP)	$ 17,258	$ 16,987	$ 16,994	$ 16,435	$ 16,282
Average Earning Assets	2,195,166	2,126,320	2,123,983	2,030,090	2,063,213
Net Interest Margin (Non-GAAP)*	3.15%	3.24%	3.17%	3.21%	3.17%

4. Financial Institutions often use the "efficiency ratio", a non-GAAP ratio, as a measure of expense control. We believe the efficiency ratio provides investors with information that is useful in understanding our financial performance. We define our efficiency ratio as the ratio of our noninterest expense to our net gross income (which equals our tax-equivalent net interest income plus noninterest income, as adjusted).

5. Common Equity Tier 1 Capital Ratio (CET1) is a new regulatory capital measure applicable to financial institutions, effective January 1, 2015. For the current quarter, all of the regulatory capital ratios in the table above, as well as the Total Risk-Weighted Assets and Common Equity Tier 1 Capital amounts listed in the table below, are estimates based on, and calculated in accordance with, these new bank regulatory capital rules. All prior quarters reflect actual results. The June 30, 2015 CET1 ratio listed in the tables (i.e., 13.12%) exceeds the sum of the required minimum CET1 ratio plus the fully phased-in Capital Conservation Buffer (i.e., 7.00%).

	6/30/2015	3/31/2015	12/31/2014	9/30/2014	6/30/2014
Total Risk Weighted Assets	$ 1,492,284	$ 1,452,975	N/A	N/A	N/A
Common Equity Tier 1 Capital	$ 195,800	$ 192,865	N/A	N/A	N/A
Common Equity Tier 1 Ratio	13.12%	13.27%	N/A	N/A	N/A

* Quarterly ratios have been annualized

Arrow Financial Corporation
Consolidated Financial Information
(Dollars in Thousands - Unaudited)

Quarter Ended:	6/30/2015	12/31/2014	6/30/2014
Loan Portfolio			
Commercial Loans	$ 112,022	$ 118,326	$ 123,592
Commercial Real Estate Loans	337,106	321,297	309,646
Subtotal Commercial Loan Portfolio	449,128	439,623	433,238
Consumer Loans	454,879	437,041	417,164
Residential Real Estate Loans	575,663	536,604	493,722
Total Loans	$ 1,479,670	$ 1,413,268	$ 1,344,124
Allowance for Loan Losses			
Allowance for Loan Losses, Beginning of Quarter	$ 15,625	$ 15,293	$ 14,636
Loans Charged-off	165	251	168
Less Recoveries of Loans Previously Charged-off	44	87	63
Net Loans Charged-off	121	164	105
Provision for Loan Losses	70	441	505
Allowance for Loan Losses, End of Quarter	$ 15,574	$ 15,570	$ 15,036
Nonperforming Assets			
Nonaccrual Loans	$ 6,931	$ 6,899	$ 6,185
Loans Past Due 90 or More Days and Accruing	1,570	537	1,325
Loans Restructured and in Compliance with Modified Terms	283	333	398
Total Nonperforming Loans	8,784	7,769	7,908
Repossessed Assets	75	81	40
Other Real Estate Owned	234	312	326
Total Nonperforming Assets	$ 9,093	$ 8,162	$ 8,274
Key Asset Quality Ratios			
Net Loans Charged-off to Average Loans, Quarter-to-date Annualized	0.03%	0.05%	0.03%
Provision for Loan Losses to Average Loans, Quarter-to-date Annualized	0.02%	0.12%	0.15%
Allowance for Loan Losses to Period-End Loans	1.05%	1.10%	1.12%
Allowance for Loan Losses to Period-End Nonperforming Loans	177.30%	200.41%	190.14%
Nonperforming Loans to Period-End Loans	0.59%	0.55%	0.59%
Nonperforming Assets to Period-End Assets	0.39%	0.37%	0.38%

Six-Month Period Ended:			
Allowance for Loan Losses			
Allowance for Loan Losses, Beginning of Year	$ 15,570		$ 14,434
Loans Charged-off	455		504
Less Recoveries of Loans Previously Charged-off	114		143
Net Loans Charged-off	341		361
Provision for Loan Losses	345		963
Allowance for Loan Losses, End of Period	$ 15,574		$ 15,036
Key Asset Quality Ratios			
Net Loans Charged-off to Average Loans, Annualized	0.05%		0.06%
Provision for Loan Losses to Average Loans, Annualized	0.05%		0.15%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 21, 2015

ARROW FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

New York	0-12507	22-2448962
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification Number)

250 GLEN STREET, GLENS FALLS, NEW YORK 12801
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (518) 745-1000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   **Results of Operations and Financial Condition.**

On July 21, 2015, Arrow Financial Corporation issued a press release containing unaudited financial information and accompanying discussion for the year-to-date period ended June 30, 2015. A copy of this press release is furnished as Exhibit 99 to this report on Form 8-K.

Item 9.01.   **Financial Statements and Exhibits.**

Exhibits:

Exhibit No.	Description
Exhibit 99	Arrow Financial Corporation Press Release dated July 21, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ARROW FINANCIAL CORPORATION
	Registrant
Date: July 21, 2015	/s/ Terry R. Goodemote
	Terry R. Goodemote, Executive Vice President, Treasurer and Chief Financial Officer